1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	September 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC August 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sep. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2020: On a consolidated basis, revenues for August 2020 were approximately NT$122.88 billion, an increase of 16.0 percent from July 2020 and an increase of 15.8 percent from August 2019. Revenues for January through August 2020 totaled NT$850.14 billion, an increase of 30.7 percent compared to the same period in 2019.

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)
Period	August 2020	July 2020	M-o-M Increase (Decrease) %	August 2019	Y-o-Y Increase (Decrease) %	January to August 2020	January to August 2019	Y-o-Y Increase (Decrease) %
Net Revenues	122,878	105,963	16.0	106,118	15.8	850,137	650,578	30.7

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Aug.	Net sales	122,878,244	106,117,619
	Jan. ~ Aug.	Net sales	850,137,262	650,578,287

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		60,443,606	20,551,680
	TSMC Global**		396,520,824	90,966,400
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		430,094,495	2,441,811
	TSMC Japan Ltd.**		172,037,798	367,620
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, Inc., a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	208,856,015
	Mark to Market Profit/Loss	6,137,556
	Unrealized Profit/Loss	7,093,478
Expired Contracts	Notional Amount	534,402,458
	Realized Profit/Loss	347,146
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	117,376
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	16,969,058
	Mark to Market Profit/Loss	191,698
	Unrealized Profit/Loss	73,654
Expired Contracts	Notional Amount	110,664,756
	Realized Profit/Loss	254,100
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,394,102
	Mark to Market Profit/Loss	33,627
	Unrealized Profit/Loss	16,807
Expired Contracts	Notional Amount	18,347,695
	Realized Profit/Loss	15,836
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,698,831
	Mark to Market Profit/Loss	104,403
	Unrealized Profit/Loss	101,596
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(22,509)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(32,895)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,095,792
	Mark to Market Profit/Loss	(3,611)
	Unrealized Profit/Loss	(27,158)
Expired Contracts	Notional Amount	20,804,896
	Realized Profit/Loss	(341,657)
Equity price linked product (Y/N)		N